UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

(Amendment to Report Filed October 14, 2015)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2015

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

This Amendment to the report on Form 6-K, which was originally filed on October 14, 2015 (the “Original Form 6-K”), is being filed solely for the purpose of filing the disclosure schedules to the Securities Purchase Agreement filed as Exhibit 10.1, which were inadvertently omitted in the Original Form 6-K. For convenience the entire Original Form 6-K is being refiled with this Amendment. However, except for the inclusion of the disclosure schedules in Exhibit 10.1, the Original Form 6-K has not been amended.

Rosetta Genomics Ltd.

Update on Financial Statements for the Six Months Ended June 30, 2015

As previously reported, due to complications associated with the accounting treatment regarding its acquisition of CynoGen, Inc. (d/b/a PersonalizeDx) in April 2015, Rosetta Genomics Ltd. (“Rosetta” or, the “Company”) announced that there will be a delay in filing its financial statements for the six months ended June 30, 2015. The Company is working to facilitate the completion and submission of its financial statements, and expects to do so on or before October 28, 2015 and expects to report unaudited pro forma revenue for the six months ended June 30, 2015 of approximately $4.0 million at that time.

Private Placement

On October 13, 2015, Rosetta entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which Rosetta agreed to sell securities to various accredited investors (the “Purchasers”) in a private placement transaction (the “Private Placement”).  The Private Placement is expected to close on or about October 16, 2015, subject to the satisfaction of customary closing conditions.

Under the terms of the Private Placement, Rosetta will sell an aggregate of 3,333,333 units at $2.40 per unit, with each unit consisting of (i) one ordinary share (collectively, the “Shares”), (ii) a Series A Warrant to purchase one-half of an ordinary share at an exercise price of $2.75 per ordinary share (subject to adjustment), exercisable for a period of five years from the closing date, and (iii) a partially pre-funded Series B Warrant (collectively and together with the Series A Warrants, the “Warrants”).  The Series B Warrants have an exercise price of NIS 0.6 (which has been prepaid) plus $0.0001 per share.  The Series B Warrants are intended to reset the price of the units, and will be exercisable for an aggregate number of ordinary shares based on a reset price per unit equal to 85% of the arithmetic average of the five lowest weighted average prices calculated during the ten trading days following the effective date of the Resale Registration Statement (as defined below); provided that the maximum aggregate number of ordinary shares issuable upon exercise of the Series B Warrants will not exceed 2,666,667.  The Series B Warrants are exercisable for 60 days following the effective date of the Resale Registration Statement.

The Company has also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers pursuant to which the Company is required to file a registration statement on Form F-3 within 60 days to cover the resale of the Shares and the ordinary shares issuable upon exercise of the Warrants (the “Resale Registration Statement”).  The failure on the part of the Company to satisfy certain conditions and deadlines described in the Registration Rights Agreement may subject the Company to payment of certain liquidated damages.

The Shares and the Warrants are being sold in transactions exempt from registration under the Securities Act of 1933, in reliance on Section 4(a)(2) thereof and Rule 506 of Regulation D thereunder.

For its services as placement agent in the Private Placement, Aegis Capital Corp. (“Aegis”), will receive cash compensation in the amount of approximately $480,000 and a warrant to purchase 150,000 ordinary shares on the same terms as the Series A Warrants. The net proceeds to Rosetta from the Private Placement, after deducting placement agent fees and expenses (not including the placement agent warrants), Rosetta’s estimated offering expenses, and excluding the proceeds, if any, from the exercise of the Warrants, are expected to be approximately $7.4 million.

Copies of the Securities Purchase Agreement, the Registration Rights Agreement, the form of Series A Warrant and the form of Series B Warrant are filed as exhibits 10.1, 10.2, 4.1 and 4.2 respectively, to this report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.  The Securities Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the other in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.  The provisions of the Securities Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in Rosetta’s filings with the Securities and Exchange Commission.

A copy of the press release, dated October 14, 2015, announcing the Private Placement is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670 and 333-185338.

Exhibits

Exhibit Number	Description of Exhibit

4.1	Form of Series A Warrant to be issued by Rosetta Genomics Ltd. to the Purchasers and Aegis.

4.2	Form of Series B Warrant to be issued by Rosetta Genomics Ltd. to the Purchasers.

10.1	Securities Purchase Agreement, dated October 13, 2015, by and between Rosetta Genomics Ltd. and the Purchasers.

10.2	Registration Rights Agreement, dated October 13, 2015, by and between Rosetta Genomics Ltd. and the Purchasers.

99.1	Press release dated October 14, 2015 announcing the Private Placement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: October 14, 2015	By:	/s/ Oded Biran
Oded Biran Chief Legal Officer and Corporate Secretary